UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND INTERIM DIVIDENDS

YEAR 2017

I. The Board of Telefônica Brasil S.A. (“Company”) announces to its shareholders that will start the payment of Interim Dividends (“Dividends”) and Interest on Own Capital ("IOC") for the fiscal year of 2017, as follows:

(a) August 21, 2018: the Company will start the payment of amounts related to IOC deliberated and published through Notices to Shareholders on the dates of the Meetings of the Board of Directors held on February 13, 2017, March 20, 2017, June 19, 2017, September 18, 2017 and December 14, 2017. Such proceeds were ratified and approved by the General Shareholders’ Meeting held on April 12, 2018 ("GSM"), as follows:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
IOC	02/13/2017	02/24/2017	0.09996509791	0.10996160770	0.08497033323	0.09346736655
IOC	03/20/2017	03/31/2017	0.19437657929	0.21381423722	0.16522009240	0.18174210164
IOC	06/19/2017	06/30/2017	0.05275935723	0.05803529296	0.04484545365	0.04932999901
IOC	09/18/2017	09/29/2017	0.16938537321	0.18632391053	0.14397756723	0.15837532395
IOC	12/14/2017	12/26/2017	0.82562255904	0.90818481495	0.70177917518	0.77195709270

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the articles 28 of the Company’s Bylaws, such Interest on Own Capital were charged to the mandatory minimum dividend for the fiscal year of 2017, ad referendum of the General Shareholders’ Meeting.

(b) December 11, 2018: the Company will start the payment of amounts related the Dividends declared at the GSM. Such proceeds were ratified and approved by the GSM, as follows:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
Dividends	04/12/2018	04/12/2018	1.21727748174	1.33900522992	1.21727748174	1.33900522992

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 27 of the Company’s Bylaws, such Dividends were charged to the mandatory minimum dividend for the fiscal year of 2017, ad referendum of the General Shareholders’ Meeting.

II. WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LEGISLATION

1 – Interest on Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

2 – Dividends

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

III. ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, April 23, 2018.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 23, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director